Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

4th November 2005

TSAKOS ENERGY NAVIGATION (TEN) REPORTS RECORD PROFITS

& PER SHARE EARNINGS FOR THE FIRST NINE MONTHS OF 2005

TEN reports $0.98 EPS for the third quarter of 2005

NINE MONTHS HIGHLIGHTS

•	Record net income of $100.9 million versus $89.0 million first nine months of 2004

•	Record per share earnings of $5.06 as compared with $4.77

•	Sale of four vessels with capital gains of $24.8 million

•	Delivery of four new buildings

•	Contract for a new building Aframax for delivery in August 2007

•	Repurchase of 738,790 shares of common stock

•	Declaration of two semi-annual dividends with $0.95 per share paid in April and $1.00 per share paid in October

2005 THIRD QUARTER HIGHLIGHTS

•	Net income of $19.2 million versus $25.5 million in the third quarter 2004

•	Per share earnings of $0.98 as compared with $1.26

•	Delivery of Euroniki (Ice-Class Suezmax)

•	Repurchase of 379,165 shares of common stock

•	Declaration of semi-annual dividend of $1.00 per share, paid 26 October 2005

ATHENS, GREECE – November 4, 2005 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE: TNP) today reported management results (unaudited) for first nine months and the third quarter of 2005

Net income was $100.92 million for the first nine months of 2005 as compared with $89.02 million for the first three quarters of 2004. Basic earnings per share based on average number of shares outstanding rose to $5.06 in the 2005 period as against $4.77 in the first nine months of 2004. Net revenues for the first nine months of 2005 were $198.03 million compared to $215.03 million for the like period of 2004. Income before depreciation charges was $127.55 million for the 2005 period versus $115.54 million for the first nine months of 2004.

Notable positive comparisons for the first nine months of 2005 versus the like period of 2004 included: significantly lower amortization of deferred charges due to vessel sales; lower financing costs and much higher interest income; and gains from vessel sales which totaled $24.81 million in the first three quarters of 2005 as compared with $8.76 million in the like period of 2004. The net results were record compared with the previous record of $89.02 million during the same period in 2004.

The principal factors contributing to the lower revenues were a smaller fleet of 26.3 ships versus 27.4, lower charter rates for VLCCs and aframaxes only partially offset by higher rates for other vessel sizes, and lower utilization rate of 95.6% as compared with 97.4% in the 2004 period. Per vessel expenses, both operations and overhead increased 5.7% reflecting higher crew costs, increased insurance rates, general corporate governance and investor relations expenses, as well as the effect of the dollar’s depreciation against the Euro (average of 3.0% for the first nine months of 2005 versus the like period of 2004).

Net income in the most recent quarter was $19.17 million as against $25.47 million in the third quarter of 2004. Earnings per share (basic) based on average number of shares outstanding were $0.98 as compared with $1.26. Net revenues for the third quarter of 2005 were $61.39 million compared to $71.84 million for the third quarter of 2004. Income before depreciation charges was $28.37 million in the third quarter of 2005 versus $34.39 million for the same period of 2004.

The principal factors contributing to lower revenues were a smaller fleet of 25.9 versus 27.0 vessels; lower charter rates for VLCC’s and aframaxes, which were only partially offset by higher rates for suezmaxes and product carriers; a somewhat lower fleet utilization rate of 95.6% versus 97.8% associated with dry dockings; and unusually frequent and extended periods at demurrage rates in the Venezuela-Houston trade route. Per vessel expenses including both operations and overhead rose a modest 1.7% reflecting higher crew costs and insurance rates along with corporate governance expenses. Higher depreciation was more than offset by lower amortization of deferred charges and management fees. Significantly lower finance costs and much higher interest income contributed to the net income.

“Profits of the first nine months of 2005 reconfirmed the efficacy of TEN’s corporate strategy and business plan” observed Mr. D. John Stavropoulos, Chairman of the Board. “The record results were achieved within the context of a young and growing fleet. These exceptional results have funded a new building program, increased dividends, expanded the share repurchase program, and strengthened the balance sheet.”

FLEET EXPANSION

TEN continues to aggressively modernize, broaden and expand its fleet. Since 1997, TEN has taken delivery of 22 new buildings and one second-hand VLCC. An additional eleven vessels are on order for scheduled delivery by August 2007. During 2004 and 2005 TEN has sold three single hull tankers, leaving only one remaining in the fleet and two single/double hull vessels with two remaining in the fleet.

Mr. Nikolas P. Tsakos, President and CEO of TEN observed, “Our expansion program is on track. We will expand our fleet by over 40% during the next seven quarters. The principal focus on our new building program is additions to our ice-class fleet (eight 1A Ice-Class ships – 4 Suezmaxes and 4 Product Carriers) complemented by 2 Aframaxes and our first LNG carrier. In the interim, if market conditions are ripe, we will attain our goal of an all double hull fleet”.

Mr. Tsakos added, “We have achieved our fleet renewal goals to this point, and at the same time realized capital gains of approximately $64 million. We consider a productive purchases and sales strategy an integral aspect of a successful shipping operation and we remain focused on identifying opportunities in both the second hand and newbuilding markets to further grow TEN.”

The following table presents the newbuilding vessels currently on order:

VESSEL	DWT	Expected Delivery	Ice Class Status
1. M/T Archangel	162,400	January 2006	1A Ice Class
2. M/T Alaska	162,400	March 2006	1A Ice Class
3. M/T Antares	36,660	June 2006	1A Ice Class
4. M/T Arcturus	36,660	October 2006	1A Ice Class

5. M/T Andromeda	36,660	February 2007	1A Ice Class
6. M/T Aegeas	36,660	May 2007	1A Ice Class
7. M/T Arctic	162,400	February 2007	1A Ice Class
8. M/T Antarctic	162,400	May 2007	1A Ice Class

9. LNG TBN	150,000 cm³	February 2007	—

10. M/T TBN	107,000	May 2007	DNA design

11. M/T TBN	107,000	August 2007	DNA design

Assuming no interim retirements of vessels (except for the aframax Tamyra and the products carrier Dionisos, which were sold and delivered in October 2005) the following table outlines the composition of TEN’s fleet after the deliveries cited above:

TYPE	DOUBLE HULL	DOUBLE/ SINGLE HULL	SINGLE HULL	TOTAL
VLCC	2			2
Suezmax	10			10
Aframax	8		1	9
Panamax	7			7
Handysize	5	2		7
LNG	1			1

TOTAL	33	2	1	36

TANKER INDUSTRY

The normal relationship of supply/demand for crude oil and oil products has been severely disrupted. The loss of both crude oil production and refinery capacity arising from hurricane Katrina and Rita resulted in releases from the U.S. strategic reserves and those of the IEA member-nations. The latter represents only the second such exercise in the 30 years history of the organization. Meanwhile, demand destruction from the record high prices for petroleum products has been limited but could expand in future months. Most industry observers anticipate that if the northern hemisphere winter produces normal temperatures in the U.S. northeast, Europe, and Asia the producing countries will need to maximize output to keep pace with needs.

The shortfall in oil production in the U.S. Gulf and reduced refinery throughput will result in greater tanker demand than otherwise. The seasonal pickup in charter rates is already evident and could extend for a longer period than usual reflecting a rebuilding of inventories and strategic stockpiles.

The economies of the major oil importing nations including the U.S.A, China, and Japan continue in a growth mode, as do India and the greater Pacific Rim. The IEA has projected daily oil demand at 85.2 million barrels for 2006 up 2.2% from 83.4 billion barrels for 2005. North America, China and developing Asian economies are forecast to absorb two-thirds of the growing thirst. These are all net importers and somewhat distant from the primary production sites.

Expansion of the tanker fleet has been more robust than anticipated because of somewhat fewer removals during the course of 2005. The fleet is projected to expand at a high but less aggressive rate in 2006. However, because of the unusual demand pressures cited above, the overall balance should be maintained at least through mid-2006.

Longer term, major shipyards are booked through much of 2008. Barring a significant slowdown in the growth of the World’s economic locomotives (U.S.A., Japan, China, India) the growth in oil consumption, longer trade routes, significant scrappage arising from regulatory restrictions, and selectivity by leading charterers suggest that no serious supply/demand imbalance will develop in the foreseeable future. The rosy outlook for charter rates may be partially offset by rising costs. Higher priced ships will result in greater depreciation expenses and dry docking costs as well as increased capital costs and insurance premiums.

A return to more normal interest rates may further impact the cost of capital. Bunkering and lubricant expenses will follow the overall higher costs for oil products. General operating costs will be burdened with inflation and the impact of a weak dollar. Corporate governance regulations continue to build overhead burdens. Nevertheless, the balance of 2005 should provide attractive returns to tanker owners and operators. Barring major economic disruptions and assuming normal fuel requirements in the upcoming winter in the northern hemisphere, 2006 promises a fourth consecutive year of prosperity for the tanker industry.

OUTLOOK FOR TEN

The momentum of early 2005 has continued through October and we project favorable comparisons for the fourth quarter of the year. 88% of employable days in the fourth quarter have been booked or are under contract. We anticipate that the 12% of remaining employable days not yet under contract and those vessels that are employed at variable rates will operate in a strong charter rate market. Although the expense environment described above will affect TEN, the prospects for fourth quarter and full year results are promising.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

Email: ten@tenn.gr

Thomas J. Rozycki, Jr., Vice President

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

tom@cjpcom.com

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
STATEMENT OF INCOME DATA
Voyage revenues	$63,867	$74,889	$206,196	$224,274

Commissions	2,479	3,052	8,163	9,243
Voyage expenses	11,558	12,534	27,687	32,843
Charter hire expense	6,077	6,108	18,192	18,235
Vessel operating expenses	12,483	12,906	38,924	38,912
Depreciation	9,201	8,920	26,628	26,524
Amortization of deferred drydocking charges	1,026	2,128	3,782	6,915
Provision for doubtful receivables	—	—	—	244
Management fees	1,370	1,440	4,148	3,945
General & Administrative expenses	845	764	2,234	2,042
Foreign currency (gains)/losses	(78)	22	(150)	68
Amortization of deferred gain on sale of vessels	(792)	(792)	(2,376)	(2,376)
Gain on sale of vessels	(21)	—	(14,044)	(908)

Operating income	19,718	27,807	93,009	88,587

Gain on sale of non-operating vessels, net	(57)	—	10,761	7,847
Interest and finance costs, net	(2,080)	(2,475)	(6,528)	(7,732)
Interest income	1,811	136	3,694	316
Other income/(expense)	(220)	—	(16)	—

Net income	$19,173	$25,468	$100,921	$89,018

Earnings per share, basic	$0.98	$1.26	$5.06	$4.77
Earnings per share, diluted	$0.98	$1.26	$5.05	$4.76
Weighted average number of shares outstanding
Basic	19,647,341	20,159,789	19,954,229	18,653,291
Diluted	19,659,543	20,189,589	20,001,357	18,702,704

	September 30 2005	December 31 2004	September 30 2004
BALANCE SHEET DATA
Cash and cash equivalents	$131,210	$116,922	$91,905

Current assets, including cash	168,515	155,270	126,546
Investments	25,673	10,000	—
Advances for vessels	124,344	121,260	107,658
Vessels at cost	908,052	805,148	848,948
Accumulated Depreciation	(162,123)	(168,874)	(172,206)
Vessels’ Net Book Value	745,929	636,274	676,742
Deferred charges	19,468	15,184	15,704

Total assets	$1,083,929	$937,988	$926,650

Current portion of long-term debt	23,684	39,693	42,369

Current liabilities, including current portion of long-term debt	86,031	80,544	95,397
Long-term debt, net of current portion	432,772	325,471	355,023
Deferred income, net of current portion	9,239	12,452	13,454
Total stockholders’ equity	555,887	519,521	462,776

Total liabilities and stockholders’ equity	$1,083,929	$937,988	$926,650

	Three months ended September 30			Nine months ended September 30
	2005		2004	2005	2004
OTHER FINANCIAL DATA
Net cash from operating activities		$21,865	$34,311	$102,433	$101,265
Net cash used in investing activities		$(42,784)	$(26,283)	$(130,646)	$(113,758)
Net cash from/(used in) financing activities		$18,867	$(10,821)	$42,501	$17,585

FLEET DATA
Vessel overhead costs per ship per day		$928	$887	$888	$796
Average number of vessels during period		25.9	27.0	26.3	27.4
Number of vessels at end of period*		26.0	27.0	26.0	27.0
Average age of fleet at end of period*	Years	6.0	7.3	6.0	7.3
Dwt at end of period (in thousands)*		2,962.4	2,919.9	2,962.4	2,919.9
* Excluding Tamyra in 2005 - on final delivery voyage to buyers

Time charter employment - fixed rate	Days	937	1,019	2,926	2,963
Time charter employment - variable rate	Days	460	368	1,359	985
Period employment (pool and coa) at market rates	Days	540	490	1,584	1,618
Spot voyage employment at market rates	Days	345	553	1,004	1,760

Total operating days		2,282	2,430	6,873	7,326
Total available days		2,386	2,484	7,186	7,519

TCE per ship per day		$23,326	$26,057	$26,370	$26,516

Operating expenses per ship per day		$6,165	$6,090	$6,360	$6,058

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Average operating costs per day exclude the three chartered-in vessels and the vessel bare-boat chartered out.